John W. Rozelle
Tetra Tech, Inc.
350 Indiana Street, Suite 500
Golden, Colorado 80401
USA
Telephone: 303-217-5700
Email: john.rozelle@tetratech.com

CONSENT OF AUTHOR

TO: Securities Regulatory Authority

Alberta Securities Commission
British Columbia Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
US Securities and Exchange Commission

I, John W. Rozelle, do hereby consent to the filing of the written disclosure of the technical report titled "MacArthur Copper Project NI 43-101 Technical Report, Lyon County, Nevada, USA", dated February 17, 2009 (the "Technical Report") and to extracts from, or a summary of, the Technical Report by Quaterra Alaska, Inc. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and the written disclosure fairly and accurately represents the information in the Technical Report that supports the written disclosure.

Dated this 17th Day of February 2009.

John W. Rozelle

John W. Rozelle, AIPG No. CPG-07216